                                                                  Rule 424(b)(2)
                                                              File No. 333-58531

                                 $1,000,000,000

                            COX COMMUNICATIONS, INC.

                                DEBT SECURITIES

    Cox Communications, Inc. (the "Company") may offer and issue from time to time, together or separately, its unsecured debentures, notes, bonds or other evidences of indebtedness and forward contracts with respect thereto (the "Debt Securities") having an aggregate initial public offering price of $1 billion (including the U.S. dollar equivalent thereof for which the initial public offering price is denominated in one or more foreign currencies, foreign currency units or composite currencies). The Debt Securities may be offered as separate series, in amounts, at prices and on terms to be determined at the time of sale and set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement"). Debt Securities may be issuable in global form or registered form without coupons or in bearer form with or without coupons attached. The Company will offer Debt Securities to the public on terms determined by market conditions. Debt Securities may be sold for U.S. dollars, foreign currency, foreign currency units or composite currencies; principal of, and any interest on, the Debt Securities may likewise be payable in U.S. dollars, foreign currencies, foreign currency units or composite currencies, in each case, as the Company specifically designates and as set forth in the accompanying Prospectus Supplement. The Debt Securities in respect of which this Prospectus is being delivered are hereinafter also referred to collectively as the "Offered Securities."

    Unless otherwise specified in the accompanying Prospectus Supplement, the Offered Securities will be senior securities of the Company. The accompanying Prospectus Supplement will set forth the specific terms of the Offered Securities, including, where applicable, the specific designation, aggregate principal amount, denomination, initial public offering price, maturity (which may be fixed or extendible), priority, redemption terms, if any, interest rate (or manner of calculation thereof), if any, time of payment of interest (if any), terms for any conversion or exchange (including the terms relating to the adjustment thereof), listing (if any) on a securities exchange, currency, form (which may be registered or bearer or certificated or global), terms for any repayment at the option of the holder, terms for any sinking fund payments, provisions regarding original issue discount securities, additional covenants and any other specific terms of the Debt Securities. The Prospectus Supplement will also contain information, where applicable, about certain United States Federal income tax considerations relating to the Debt Securities covered thereby. The accompanying Prospectus Supplement will also set forth the name of, and compensation to, each dealer, underwriter or agent (if any) involved in the sale of the Offered Securities being offered and the managing underwriters with respect to each series sold to or through any such underwriters.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

    The Offered Securities may be offered directly, or through dealers, underwriters or agents designated from time to time, by the Company, as set forth in the accompanying Prospectus Supplement. Net proceeds to the Company will be the purchase price in the case of sales to a dealer, the public offering price less discount in the case of sales to an underwriter or the purchase price less commission in the case of sales through an agent -- in each case, less other expenses attributable to issuance and distribution. If any agents, dealers or underwriters are involved in the offering of the Debt Securities in respect to which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in the accompanying Prospectus Supplement. The net proceeds to the Company from such sale will also be set forth in such Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for dealers, underwriters and agents.

                 THE DATE OF THIS PROSPECTUS IS JULY 13, 1998.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBT SECURITIES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH DEBT SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING OF THE DEBT SECURITIES. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION" IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY APPLICABLE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF.



                                TABLE OF CONTENTS

         Available Information .............................................   3
         Information Incorporated  by Reference ............................   3
         The Company .......................................................   5
         Ratio of Earnings to Fixed Charges ................................   5
         Use of Proceeds ...................................................   6
         Description of the Debt Securities ................................   7
         Plan of Distribution ..............................................  16
         Legal Matters .....................................................  17
         Experts ...........................................................  17

                              AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, is required to file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York, 10048 and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60601. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or through the World Wide Web (http://www.sec.gov). The Company's Class A Common Stock, par value $1.00 per share, is listed on the New York Stock Exchange (Symbol: COX), and reports, proxy statements and other information concerning the Company may be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), which relates to the Debt Securities (the "Registration Statement"). As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Debt Securities, reference is hereby made to the Registration Statement, exhibits and schedules filed therewith. The Registration Statement may be inspected without charge by anyone at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon payment of the prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in all respects by such reference.

                      INFORMATION INCORPORATED BY REFERENCE

    The following documents have been filed with the Commission by the Company and are incorporated herein by reference and made a part hereof:

          (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1997;

          (ii) the Company's amended Annual Report on Form 10-K/A for the year ended December 31, 1997;

          (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

          (iv)  the Company's Current Report on Form 8-K dated May 5, 1998;

          (v) the Company's amended Current Report on Form 8-K/A dated May 5, 1998; and

          (vi) the Company's Proxy Statement for the 1998 Annual Meeting of Stockholders dated March 23, 1998.

    All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. The Company's Commission file number for Exchange Act documents is 1-6590. The Company will provide, without charge to any person to whom a copy of this Prospectus and the accompanying Prospectus Supplement are delivered, upon the written or oral request of such person, a copy of any document incorporated by reference herein other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such document. Requests should be directed to Dallas S. Clement, Treasurer, Cox Communications, Inc., 1400 Lake Hearn Drive, Atlanta, Georgia 30319 (telephone: (404) 843-5000).

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the accompanying Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                   THE COMPANY

    Cox Communications, Inc. (the "Company") is among the nation's largest broadband communications companies with (i) U.S. broadband network operations and (ii) investments in cable television programming, telecommunications and technology and broadband networks.

    The Company is an indirect 75.0% owned subsidiary of Cox Enterprises, Inc. ("CEI"). Prior to the Company's incorporation in May 1994, the Company's operations and investments were a division of Cox Holdings, Inc., a wholly-owned subsidiary of CEI. These operations and investments were contributed by CEI to the Company on May 25, 1994. CEI, a privately-held corporation headquartered in Atlanta, Georgia, is one of the largest media companies in the United States with consolidated revenues in 1997 of approximately $4.9 billion. CEI, which has a 100-year history in the media and communications industry, publishes 16 daily and 11 weekly newspapers and owns or operates 11 television stations in addition to its interest in the Company. Through its indirect majority-owned subsidiary, Cox Radio, Inc., CEI owns, operates or provides sales and marketing services for, 59 radio broadcast stations pending closing of previously announced transactions. Through Manheim Auctions, CEI is also the world's largest operator of auto auctions.

    The Company's principal executive offices are located at 1400 Lake Hearn Drive, Atlanta, Georgia 30319 (telephone: (404) 843-5000).

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated:

                                                                              Three Months Ended
                                                                              ------------------
                            Year Ended December 31,                               March 31,
                            -----------------------                               ---------
    1997          1996          1995          1994(1)          1993          1998(2)        1997
    ----          ----          ----          -------          ----          ----           ----
    2.0x          1.5x          2.7x            2.7x           8.7x          0.9x           1.7x

------------------------

(1) The ratio decreased from 1993 to 1994 due to increased interest expense resulting from debt associated with the Company's acquisition through merger of the cable television assets of The Times Mirror Company.

(2) Earnings were inadequate to cover fixed charges by $8.3 million for the three months ended March 31, 1998.

    For purposes of this computation, earnings are defined as income before income taxes (excluding losses and undistributed earnings on equity method investments), minority interests and fixed charges (excluding capitalized interest). Fixed charges are the sum of (i) interest cost (including capitalized interest), (ii) estimated interest component of rent expense and (iii) dividends on subsidiary preferred stock.

                                 USE OF PROCEEDS

    Unless otherwise described in the accompanying Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, which may include additions to working capital, the repayment or redemption of existing indebtedness and the financing of capital expenditures and acquisitions. The Company may borrow additional funds from time to time from public and private sources on both a long-term and short-term basis and may sell commercial paper to fund its future capital and working capital requirements in excess of internally generated funds. See "Description of the Debt Securities."

                       DESCRIPTION OF THE DEBT SECURITIES

GENERAL

    The Debt Securities will be unsecured senior obligations of the Company. Most of the assets of the Company are owned by its subsidiaries. Therefore, the Company's rights and the rights of its creditors, including holders of Debt Securities, to participate in the assets of any subsidiary upon such subsidiary's liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary.

    The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of any Debt Securities and the extent, if any, to which such general provisions will not apply to such Debt Securities will be described in the Prospectus Supplement relating to such Debt Securities.

    Unless otherwise specified in the accompanying Prospectus Supplement, the Debt Securities will be issued from time to time in series under an Indenture, dated as of June 27, 1995 (the "Indenture"), between the Company and The Bank of New York, as Trustee (the "Trustee").

    The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder, and the Indenture provides that Debt Securities may be issued thereunder from time to time in one or more series. A copy of the Indenture is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture and the Debt Securities does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended. Capitalized terms used in the following summary and not otherwise defined herein shall have the meanings ascribed to them in the Indenture.

    Reference is made to the Prospectus Supplement for the following terms and other possible terms of each series of Debt Securities in respect of which this Prospectus is being delivered (to the extent such terms are applicable to such Debt Securities): (i) the classification, specific designation, date, aggregate principal amount, purchase price and denomination of the Debt Securities; (ii) currency or units based on or relating to currencies in which such Debt Securities are denominated and/or in which principal, premium, if any, and/or interest will or may be payable; (iii) any date of maturity (which may be fixed or extendible); (iv) interest rate or rates (or the method by which such rate or rates will be determined, if any); (v) the dates on which any such interest will be payable; (vi) the place or places where the principal of, premium, if any, and interest on the Debt Securities will be payable; (vii) any repayment, redemption, prepayment or sinking fund provisions and any provisions related to the purchase of such Debt Securities at the option of the holders; (viii) whether the Debt Securities will be issuable in global form (and, if so, the identity of the depositary with respect thereto), registered form and/or bearer form ("Bearer Securities") and, if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of Bearer Securities; (ix) the terms, if any, on which such Debt Securities may be converted into or exchanged for stock or other securities of the Company or other entities, any specific terms relating to the adjustment thereof and the period during which such Debt Securities may be so converted or exchanged; (x) any applicable United States federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts on Offered Securities held by a person who is not a U.S. person (as defined in the Prospectus Supplement) in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such additional amounts; and (xi) any other specific terms of the Debt Securities, including any additional events of default or covenants provided for with respect to such Debt Securities, and any terms which may be required by or advisable under applicable laws or regulations.

    Debt Securities may be presented for exchange and registered Debt Securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the Debt Securities and the Prospectus Supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the Indenture. Debt Securities in bearer form and the coupons, if any, appertaining thereto will be transferable by delivery.

    Debt Securities will bear interest at a fixed rate (a "Fixed Rate Security") or a floating rate (a "Floating Rate Security"). Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par, which are treated as having been issued at a discount for United States federal income tax purposes, will be described in the accompanying Prospectus Supplement.

    Debt Securities may be issued, from time to time, with the principal amount payable on any principal payment date, or the amount of interest payable on any interest payment date, to be determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such Debt Securities may receive a payment of principal on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value on such dates of the applicable currency, commodity, equity index or other factor. Information as to the methods for determining the amount of principal or interest payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional tax considerations will be set forth in the applicable Prospectus Supplement.

    Unless otherwise indicated in the accompanying Prospectus Supplement, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiples of $1,000. Unless otherwise specified in the Prospectus Supplement, the principal amount of the Debt Securities will be payable at the corporate trust office of the Trustee in New York, New York. The Debt Securities may be presented for transfer or exchange at such office unless otherwise specified in the Prospectus Supplement, subject to the limitations provided in the Indenture, without any service charge, but the Company may require payment of a sum sufficient to cover any tax or other governmental charges payable in connection therewith.

RANKING

    Unless otherwise specified in a Prospectus Supplement for a particular series of Debt Securities, all series of Debt Securities will be senior indebtedness of the Company and will be direct, unsecured obligations of the Company, ranking on a parity with all other unsecured and unsubordinated obligations of the Company.

CERTAIN COVENANTS

    The Indenture contains covenants including, among others, the following:

    Limitation on Liens. The Company will not, and will not permit any Restricted Subsidiary to, create, incur or assume any Lien (other than Permitted Liens) on Restricted Property to secure the payment of Indebtedness of the Company or any Restricted Subsidiary if, immediately after the creation, incurrence or assumption of such Lien, the aggregate outstanding principal amount of all Indebtedness of the Company and the Restricted Subsidiaries that is secured by Liens (other than Permitted Liens) on Restricted Property would exceed the greater of (i) $200 million or (ii) 15% of the aggregate outstanding principal amount of all Indebtedness of the Company and the Restricted Subsidiaries (whether or not so secured), unless effective provision is made whereby the Debt Securities (together with, if the Company shall so determine, any other Indebtedness ranking equally with the Debt Securities, whether then existing or thereafter created) are secured equally and ratably with (or prior
to) such Indebtedness (but only for so long as such Indebtedness is so secured).

    Limitation on Indebtedness of Restricted Subsidiaries. The Company will not permit any Restricted Subsidiary to incur any Indebtedness if, immediately after the incurrence or assumption of such Indebtedness, the aggregate outstanding principal amount of all Indebtedness of the Restricted Subsidiaries would exceed the greater of (i) $200 million or (ii) 15% of the aggregate outstanding principal amount of all Indebtedness of the Company and the Restricted Subsidiaries; provided that, in any event, a Restricted Subsidiary may incur Indebtedness to extend, renew or replace Indebtedness of such Restricted Subsidiary to the extent that the principal amount of the Indebtedness so incurred does not exceed the principal amount of the Indebtedness extended, renewed or replaced thereby immediately prior to such extension, renewal or replacement plus any premium, accrued and unpaid interest or capitalized interest payable thereon.

    Designation of Subsidiaries. The Company may designate a Restricted Subsidiary as an Unrestricted Subsidiary or designate an Unrestricted Subsidiary as a Restricted Subsidiary at any time, provided that (i) immediately after giving effect to such designation, the Leverage Ratio of the Restricted Group is not greater than 7:1 and the Company and the Restricted Subsidiaries are in compliance with the "Limitation on Liens" and "Limitation on Indebtedness of Restricted Subsidiaries" covenants, and (ii) an Officers' Certificate with respect to such designation is delivered to the Trustee within 75 days after the end of the fiscal quarter of the Company in which such designation is made (or, in the case of a designation made during the last fiscal quarter of the Company's fiscal year, within 120 days after the end of such fiscal year), which Officers' Certificate shall state the effective date of such designation.

    Mergers or Sales of Assets. The Indenture provides that the Company may not merge into or consolidate with another corporation or sell or lease all or substantially all its assets to another corporation unless (i) either (A) the Company is the surviving corporation or (B) the resulting, surviving or transferee corporation is organized under the laws of a state of the United States or the District of Columbia and agrees to pay promptly when due the principal of and premium, if any, and interest on the Debt Securities, and to assume, perform and observe all the covenants and conditions of the Indenture, and (ii) immediately after and giving effect to such transaction, no Event of Default has occurred.

    The Indenture does not contain any provisions affording holders of Debt Securities any additional protection in the event that the Company enters into a highly-leveraged transaction.

DEFINITIONS

    "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

    "Indebtedness" means, without duplication, with respect to any Person: (i) any indebtedness of such Person (A) for borrowed money or (B) evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets, including securities; (ii) any guarantee by such Person of any indebtedness of others described in the preceding clause (i); and (iii) any amendment, extension, renewal or refunding of any such indebtedness or guarantee. The term "Indebtedness" excludes (i) any indebtedness of the Company or any Restricted Subsidiary to the Company or another Restricted Subsidiary, (ii) any guarantee by the Company or any Restricted Subsidiary of indebtedness of the Company or another Restricted Subsidiary, (iii) trade accounts payable and (iv) letters of credit, performance bonds and similar obligations issued in favor of governmental or franchising authorities as a term of cable television franchise or other governmental franchise, license, permit or authorization held by such Person or any of its Subsidiaries.

    "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

    "Leverage Ratio" with respect to the Restricted Group means, as of the date of and after giving effect to any designation of an Unrestricted Subsidiary as a Restricted Subsidiary or any designation of a Restricted Subsidiary as an Unrestricted Subsidiary, in each case in accordance with the "Designation of Subsidiaries" covenant, the ratio of (i) the aggregate outstanding principal amount of all Indebtedness of the Restricted Group as of such date to (ii) the product of four times the Restricted Group Cash Flow for the most recent full fiscal quarter for which financial information is available on such date.

    "Permitted Liens" means: (i) any Lien which arises out of a judgment or award against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary at the time shall be prosecuting an appeal or proceeding for review (or with respect to which the period within which such appeal or proceeding for review may be initiated shall not have expired) and with respect to which (a) the Company or such Restricted Subsidiary shall have secured a stay of execution pending such appeal or proceeding for review or (b) the Company or such Restricted Subsidiary shall have posted a bond or established adequate reserves (in accordance with generally accepted accounting principles) for the payment of such judgment or award; (ii) any Lien upon any real or personal property or interest therein of the Company or a Restricted Subsidiary existing at the time of acquisition thereof or securing the payment of Indebtedness incurred by the Company or such Restricted Subsidiary to finance some or all of the purchase price of, or cost of construction of or improvements on, any such property or interest therein; provided that (A) the outstanding principal amount of the Indebtedness secured by such Lien does not at any time exceed 100% of the greater of the purchase price for or the fair value of such real or personal property or interest therein, (B) such Lien does not encumber or constitute a charge against any other Restricted Property theretofore owned by the Restricted Group (except that in the case of construction or improvement, the Lien may extend to unimproved real property on which the property so constructed or the improvement is located), and (C) the Indebtedness secured by such Lien would be permitted to be incurred under the covenant described under "Limitation on Indebtedness of Restricted Subsidiaries"; and (iii) any Lien representing the extension, renewal or replacement (or successive extensions, renewals or replacements) of Liens referred to in clause (ii) above; provided that the principal of the Indebtedness secured thereby does not exceed the principal of the Indebtedness secured thereby immediately prior to such extension, renewal or replacement, plus any accrued and unpaid interest or capitalized interest payable thereon, and that such extension, renewal or replacement shall be limited to all or a part of the property (or interest therein) subject to the Lien so extended, renewed or replaced (plus improvements and construction on such property). The outstanding principal amount of Indebtedness secured by a Lien permitted by clause (ii) or (iii) above or, if less, the fair value of the property or interest therein secured thereby, shall be included in the calculation pursuant to the covenant described under "Limitation on Liens" of the aggregate outstanding principal amount of Indebtedness secured by Liens on Restricted Property for purposes of determining whether a Lien (other than a Permitted
Lien) may be incurred in compliance with such covenant.

    "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

    "Principal Property" means, as of any date of determination, any property or assets owned by any Restricted Subsidiary other than (i) any such property which, in the good faith opinion of the Board of Directors, is not of material importance to the business conducted by the Company and its Restricted Subsidiaries taken as a whole and (ii) any shares of any class of stock or any other security of any Unrestricted Subsidiary.

    "Restricted Group" means, as of any date of determination, the Company and the Restricted Subsidiaries as of such date after giving effect to any designation being made on such date in accordance with the "Designation of Subsidiaries" covenant.

    "Restricted Group Cash Flow" for any period means the Restricted Group Net Income for such period, plus (i) the sum (without duplication) of the aggregate of each of the following items of the Company and the Restricted Subsidiaries for such period to the extent taken into account as charges to Restricted Group Net Income for such period: (A) interest expense, (B) income tax expense, (C) depreciation and amortization expense and other noncash charges, (D) extraordinary items and (E) after-tax losses on sales of assets outside of the ordinary course of business not otherwise included in extraordinary items in accordance with generally accepted accounting principles, minus (ii) the sum (without duplication) of the aggregate of each of the following items of the Company and the Restricted Subsidiaries for such period to the extent taken into account as credits to Restricted Group Net Income for such period: (A) noncash credits, (B) extraordinary items and (C) after-tax gains on sales of assets outside of the ordinary course of business not otherwise included in extraordinary items in accordance with generally accepted accounting principles.

    For purposes of this definition, (i) "Restricted Group Net Income" for any period means the aggregate of the net income (loss) for such period of the Company and the Restricted Subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles; provided that the net income (loss) of any Person accounted for by the equity method of accounting and the net income (loss) of any Unrestricted Subsidiary shall be excluded, except that the net income of any such Person or Unrestricted Subsidiary shall be included to the extent of the amount of dividends or distributions paid by such Person or Unrestricted Subsidiary to the Company or a Restricted Subsidiary during such period; and (ii) if the Company or any Restricted Subsidiary consummated any acquisition or disposition of assets during the period for which Restricted Group Cash Flow is being calculated, or consummated any acquisition or disposition of assets subsequent to such period and on or prior to the date as of which the Leverage Ratio is to be determined, then, in each such case, the Restricted Group Cash Flow for such period shall be calculated on a pro forma basis (and not as a pooling of interests, if applicable) as if such acquisition or disposition had occurred at the beginning of such period.

    "Restricted Property" means, as of any date of determination, any Principal Property and any shares of stock of a Restricted Subsidiary owned by the Company or a Restricted Subsidiary.

    "Restricted Subsidiary" means each Subsidiary of the Company other than the Unrestricted Subsidiaries.

    "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

    "Subsidiary" means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

    "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that has been designated as an Unrestricted Subsidiary as permitted by the covenant described under "Designation of Subsidiaries" and not thereafter redesignated as a Restricted Subsidiary as permitted thereby and (ii) each Subsidiary of any Unrestricted Subsidiary.

DEFAULTS

    An Event of Default with respect to Debt Securities of any series is defined in the Indenture as (i) a default in the payment of interest on the Debt Securities when due, continued for 30 days, (ii) a default in the payment of principal of any such Debt Security when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,
(iii) the failure by the Company to comply with its obligations under "-- Certain Covenants -- Mergers or Sales of Assets" above, (iv) the failure by the Company to comply within 60 days after notice with any of its other agreements contained in the Indenture, including its obligations under the covenants described above in "-- Certain Covenants" under "-- Limitation on Liens," "-- Limitation on Indebtedness of Restricted Subsidiaries" or "-- Designation of Subsidiaries," (v) Indebtedness of the Company or any Restricted Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds 5% of the aggregate outstanding principal amount of all Indebtedness of the Company and the Restricted Subsidiaries (the "cross-acceleration provision") or (vi) certain events of bankruptcy, insolvency or reorganization of the Company or a Restricted Subsidiary (the "bankruptcy provisions"). However, a default under clause (iv) with respect to a series of Debt Securities will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Debt Securities of such series notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

    If an Event of Default occurs and is continuing with respect to a series of Debt Securities, the Trustee or the holders of at least 25% in principal amount of the outstanding Debt Securities of such series may declare the principal of and accrued but unpaid interest on all the Debt Securities of such series to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Debt Securities will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Debt Securities. Under certain circumstances, the holders of a majority in principal amount of the outstanding Debt Securities of a series may rescind any such acceleration with respect to the Debt Securities of such series and its consequences.

    Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Debt Securities of any series unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Debt Security may pursue any remedy with respect to the Indenture or the Debt Securities of the same series unless (i) such holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the outstanding Debt Securities of such series have requested the Trustee to pursue the remedy, (iii) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense,
(iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity and (v) the holders of a majority in principal amount of the outstanding Debt Securities of such series have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Debt Securities of any series are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Debt Security of the same series or that would involve the Trustee in personal liability.

    The Indenture provides that if a Default occurs and is continuing with respect to a series of Debt Securities and is known to the Trustee, the Trustee must mail to each holder of the Debt Securities of such series notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Debt Security, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the holders of the Debt Securities of such series. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

    Subject to certain exceptions, the Indenture may be amended with respect to a series of Debt Securities with the consent of the holders of a majority in principal amount of the Debt Securities of such series then outstanding (including consents obtained in connection with a tender offer or exchange for the Debt Securities) and any past default or compliance with any provisions may also be waived with such a consent of the holders of a majority in principal amount of the Debt Securities of such series then outstanding. However, without the consent of each holder of an outstanding Debt Security of such series, no amendment may, among other things, (i) reduce the amount of Debt Securities of such series whose holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Debt Security of such series,
(iii) reduce the principal of or extend the Stated Maturity of any Debt Security of such series, (iv) reduce the premium payable upon the redemption of any Debt Security of such series or change the time at which any Debt Security of such series may or shall be redeemed, (v) make any Debt Securities of such series payable in money other than that stated in the Debt Security of such series,
(vi) impair the right of any holder of the Debt Securities of such series to receive payment of principal of, and interest on, such holder's Debt Securities of such series on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Debt Securities or (vii) make any change in the amendment provisions which require each holder's consent or in the waiver provisions.

    Without the consent of any holder of the Debt Securities, the Company and the Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture, to provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities, to add guarantees with respect to the Debt Securities, to secure the Debt Securities, to add to the covenants of the Company for the benefit of the holders of the Debt Securities or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder of the Debt Securities or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act.

    The consent of the holders of the Debt Securities is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

    After an amendment under the Indenture becomes effective, the Company is required to mail to holders of the Debt Securities of the affected series a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Debt Securities of such series, or any defect therein, will not impair or affect the validity of the amendment.

DEFEASANCE

    The Company at any time may terminate all its obligations under the Debt Securities of a series and the Indenture with respect to such series ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Debt Securities of such series, to replace mutilated, destroyed, lost or stolen Debt Securities of such series and to maintain a registrar and paying agent in respect of the Debt Securities of such series. The Company at any time may terminate its obligations with respect to a series of Debt Securities under the covenants described under "-- Certain Covenants" (other than the covenants described under "-- Mergers or Sales of Assets") and any other restrictive covenants described in the accompanying Prospectus Supplement relating to such series, the operation of the cross-acceleration provision and the bankruptcy provisions described under "-- Defaults" above ("covenant defeasance").

    The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option with respect to a series of Debt Securities, payment of the Debt Securities of such series may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option with respect to a series of Debt Securities, payment of the Debt Securities of such series may not be accelerated because of an Event of Default specified in clause (iv), (v) or (vi) under "-- Defaults" above.

    In order to exercise either defeasance option with respect to a series of Debt Securities, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal (including any mandatory sinking fund payments) of, premium, if any, on, and interest on ,the Debt Securities of such series to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law) and the creation of the defeasance trust will not violate the Investment Company Act of 1940, as amended. In addition, the Company is required to deliver to the trustee an Officers' Certificate stating that such deposit was not made by the Company with the intent of preferring the Holders over other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others.

TRANSFER

    The Debt Securities may be transferred or exchanged in accordance with the Indenture. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued in registered form and will be transferable only upon the surrender of the Debt Securities being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers or exchanges. The Company is not required to transfer or exchange any Debt Security selected for redemption. In addition, the Company is not required to transfer or exchange any Debt Security for a period of 15 days before a selection of Debt Securities to be redeemed or before any interest payment date.

CONCERNING THE TRUSTEE

    The Bank of New York is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Debt Securities.

    The Indenture provides that if an Event of Default occurs (and is not cured) with respect to a series of Debt Securities, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Debt Securities of such series, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

    The Trustee is a depository for funds and performs other services for, and transacts other banking business with, the Company in the normal course of business.

GOVERNING LAW

    The Indenture provides that it and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

GLOBAL SECURITIES

    The registered Debt Securities of a series may be issued in the form of one or more fully registered global securities (a "Registered Global Security") that will be deposited with a depositary (a "Debt Depositary") or with a nominee for a Debt Depositary identified in the Prospectus Supplement relating to such series and registered in the name of the Debt Depositary or a nominee thereof. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Registered Global Securities. Unless and until it is exchanged in whole for Debt Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole or in part by the Debt Depositary for such Registered Global Security to a nominee of such Debt Depositary or by a nominee of such Debt Depositary to such Debt Depositary or another nominee of such Debt Depositary or by such Debt Depositary or any such nominee to a successor of such Debt Depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

    Ownership of beneficial interests in a Registered Global Security will be limited to persons that have accounts with the Debt Depositary for such Registered Global Security ("participants") or persons that may hold interests through participants. Upon the issuance of a Registered Global Security, the Debt Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Debt Securities represented by such Registered Global Security beneficially owned by such participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Debt Depositary for such Registered Global Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Registered Global Securities.

    So long as the Debt Depositary for a Registered Global Security or its nominee is the registered owner of such Registered Global Security, such Debt Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the Debt Securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Registered Global Security must rely on the procedures of the Debt Depositary for such Registered Global Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or if an owner of a beneficial interest in a Registered Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, the Debt Depositary for such Registered Global Security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

    Principal, premium, if any, and interest payments on Debt Securities represented by a Registered Global Security registered in the name of a Debt Depositary or its nominee will be made to such Debt Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any other agent of the Company or agent of the Trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company expects that the Debt Depositary for any Debt Securities represented by a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest in respect of such Registered Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Registered Global Security as shown on the records of such Debt Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

    If the Debt Depositary for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Debt Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Debt Depositary registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Registered Global Security or Securities representing such Debt Securities. Any Debt Securities issued in definitive form in exchange for a Registered Global Security will be registered in such name or names as the Debt Depositary shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Debt Depositary from participants with respect to ownership of beneficial interests in such Registered Global Security.

                              PLAN OF DISTRIBUTION

    The Company may sell the Offered Securities to one or more underwriters or dealers for public offering and sale by them or may sell the Offered Securities to investors directly or through agents. The accompanying Prospectus Supplement will set forth the terms of the offering of the of the Offered Securities and the method of distribution of the Offered Securities offered thereby and identify any firms acting as underwriters, dealers or agents in connection therewith, including the name or names of any underwriters, the purchase price of the Offered Securities and the proceeds to the Company from the sale, any underwriting discounts and other items constituting underwriters' compensation, any public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange or market on which the Offered Securities may be listed. Only underwriters so named in such Prospectus Supplement are deemed to be underwriters in connection with the Offered Securities offered thereby.

    The Debt Securities may be distributed from time to time in one or more transactions at a fixed price or prices (which may be changed) or at prices determined as specified in the Prospectus Supplement. In connection with the sale of the Debt Securities, underwriters, dealers or agents may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Debt Securities for whom they may act as agent. Underwriters may sell the Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent. Certain of the underwriters, dealers or agents who participate in the distribution of the Debt Securities may engage in other transactions with, and perform other services for, the Company and its subsidiaries in the ordinary course of business.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Debt Securities, and any discounts, concessions or commissions allowed by underwriters to dealers, are set forth in the Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Debt Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on the resale of the Debt Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

    The validity of the Offered Securities will be passed upon for the Company by Dow, Lohnes & Albertson, PLLC, Washington, D.C.

                                     EXPERTS

    The consolidated financial statements of the Company incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.